

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2025

Bellevue Life Sciences Acquisition Corp.
10900 NE 4th Street, Suite 2300
Bellevue, WA 98004

Re: Bellevue Life Sciences Acquisition Corp.
Amendment No. 4 to Form S-4
Exhibit Nos. 10.32, 10.33
Filed January 29, 2025
File No. 333-280590

Dear Kuk Hyoun Hwang:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance